Exhibit 23.1

[Mancera, S.C.]

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Summary Consolidated Financial Information”, “Selected Consolidated Financial Information” and “Experts” and to the use of our report dated April 28, 2006, (except Note 19, as to which the date is June 28, 2006, and for the restatement to constant Pesos as of June 30, 2006, Note 13 a v), and for the share and per share information, both as to which the date is July 11, 2006), in the Registration Statement (Form F-1 No. 333-00000) and related Prospectus of Grupo Simec, S.A.B. de C.V., for the registration of 000,000 shares of its common stock.

    Mancera, S.C.
    A Member Practice of
    Ernst & Young Global

/s/ José María Tabares Cruz
    C.P.C. José María Tabares Cruz

Guadalajara, Jalisco Mexico
October 25, 2006